ALLFINANCIAL PARTNERS II LLC CODE OF ETHICS

AllFinancial Partners II LLC (the “Firm”) has adopted this Code of Ethics (the “Code”) pursuant to Rule 204A-1 under the Advisers Act, as of December 9, 2013 and amended as of January 5, 2023. This Code cannot address every circumstance that may give rise to a conflict, a potential conflict or an appearance of a conflict of interest. Therefore, each employee of the Firm (the “Employee”) is expected to be alert to such conflicts of interest with the Firm’s clients and to conduct himself/herself with good judgment. This Code is subject to change from time to time by the Firm. This Code applies to all Employees.

Each Employee is required to promptly report any violations of this Code to the Chief Compliance Officer (the “CCO”). Any questions or comments concerning this Code should be directed to the CCO.

1.1.	Standards and General Policies.

A.	No Employee should be permitted to profit in his or her personal investment and other securities transactions from the securities and investment activities of our clients in a manner that is harmful to our clients or in a manner that serves his or her own personal interests ahead of our clients.

B.	Each Employee shall keep confidential and not disclose to anyone outside of the Firm (or the Firm’s authorized agents) the investment activities engaged in or contemplated for any of our clients, except to the extent such information has already been publicly disclosed by the Firm or its affiliates in a regulatory filing or any other authorized publication; or with respect to an Employee, to the extent such Employee may be required to do so in connection with his or her duties or responsibilities with the Firm.

C.	No Employee shall engage in insider trading or otherwise trade on the basis of material non-public information, whether for his or her own benefit or the benefit of others, including, without limitation, our clients.

D.	No Employee shall willfully violate applicable federal, state or foreign securities laws.

1.2.	Pre-Clearance of Personal Transactions.

Due to the limited nature of the investment activities performed on behalf of our clients, the Firm does not require pre-clearance of personal transactions.

1.3.	Reports and Certifications.

A.	Annual Report. Not later than 10 calendar days after a person becomes an Employee and within 30 calendar days after the end of each calendar year each Employee shall submit to the CCO a report (the “Annual Report and Certification Form”) as adopted from time-to-time by the CCO. Such Annual Report and Certification shall be executed by such Employee, and shall include (which must be current as of a date no more than 30 days before the report is submitted) an acknowledgment that such Employee (i) has read, understands and has had the opportunity to ask questions concerning this Code; (ii)agrees to abide by the Code as amended from time to time and (iii) has not committed any violations of the provisions in the Code except as previously reported to the CCO.

B.	Disciplinary History and Other Industry Activity Questionnaire. Not later than 10 calendar days after a person becomes an Employee, and within 30 calendar days after the end of each calendar year each Employee shall submit to the CCO a questionnaire (the “Disciplinary History and Other Industry Activity Questionnaire”) as adopted from time-to-time by the CCO. Such Disciplinary History and Other Industry Activity Questionnaire shall be executed by such Employee, and it shall be the responsibility of each Employee to promptly alert the CCO if any information changes throughout the calendar year. The current form of such questionnaire can be found in the Firm’s compliance manual and is incorporated by reference and considered a part of the Code.

1.4.	Review and Enforcement.

A.	Review. A periodic review of the information submitted under this Code shall be conducted by the CCO or her designee. If the reviewing person is someone other than the CCO and he/she determines that a possible violation of this Code may have occurred, he or she shall then promptly report the possible violation to the CCO for determination as to whether an actual violation of this Code may have occurred. The CCO shall evaluate such violation and before making any final determination that a violation has occurred, the CCO shall generally give the person whose transaction is in question an opportunity to supply additional information regarding such transaction.

B.	Enforcement. The CCO shall be responsible for determining whether violations of this Code have occurred and for imposing appropriate sanctions. He may refer the matter to outside legal counsel. If he determines that a violation of this Code has occurred, he may impose such sanctions as he deems appropriate, which may include, among other things, the payment of a fine, a letter of censure or suspension (with or without compensation), or the termination of the Employee’s employment. He may also refer the violation to regulatory or criminal authorities if appropriate.

1.5.	Gifts, Entertainment and Business Expenses.

As a general rule, no Employee may give or receive any gift that could influence decision making or somehow make or create the appearance that a person is obligated (in any way) to another person or company that seeks to do business with, or is currently doing business with, the Firm. Further, an Employee may not give or receive any gift or provide entertainment to a representative of an investor or prospective investor that creates or appears to create a conflict between the interest of that person and the investor or prospective investor.

In furtherance of such general rules, no Employee shall seek or accept anything of value, either directly or indirectly, from originators or other persons providing services to the Firm or any of its affiliates in exchange for any action being taken by such person on behalf of the Firm, an affiliate or any of our clients or that otherwise could reasonably be expected to create a conflict of interest or interfere with the impartial discharge of his or her responsibilities to the Firm or our clients. Reasonable and customary gifts from originators or other persons providing services to the Firm without regard to any specified transaction or action, including, but not limited to, those in the following categories, generally will not be considered to be in violation of this section:

1.	an occasional meal at which the person providing the service attends;

2.	an occasional ticket to a sporting event, the theater, golf outing or comparable entertainment at which the person providing the service attends;

3.	Reminder advertisements – those items with the originator’s logo, such as articles of clothing, gym bags, and the like distributed by originator’s to the Employee in connection with a conference or seminar sponsored by such originator and offered to all conference or seminar participants; and

4.	a gift whose reasonable value is less than $250 (which shall be limited to $250 per year from a single originator or other person).

Discretion also should be used in giving gifts. No Employee should offer any gifts, favors or gratuities that could be viewed as influencing decision-making or otherwise could be considered as creating a conflict of interest on the part of the recipient.

If there are any questions about a proposed gift or activity, each Employee is urged to err on the side of caution and obtain prior approval from a member of the Firm’s compliance committee.

1.6.	Proprietary Information Policy.

Each Employee has entered into (or shall be required to enter into) a separate written confidentiality and non-solicitation agreement as a condition of his or her new or continued employment with the Firm, and to acknowledge his or her confidentiality obligations and restrictions in writing.

Employees should not sign any confidentiality agreements with any third parties on behalf of the Firm without the prior approval of the CCO. The CCO should maintain a file containing all such confidentiality agreements and determine if any of the counterparties to such agreements should be placed on the Firm’s restricted list.

1.7.	Insider Trading Policy.

Employees may from time to time be in possession of material, non-public information concerning our clients or the securities and issuers that our clients invests in or may invest in. Under federal securities laws, employees in possession of such inside information are prohibited from buying or selling securities, and may not otherwise use the information for their own advantage or the advantage of others.

Certain penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers. In addition, any violation of the Firm’s policy and procedures can be expected to result in serious sanctions by the Firm, which may include dismissal for cause, suspension without pay, loss of bonus, loss of severance benefits, demotion or other sanctions. ANY SEC INVESTIGATION, EVEN ONE THAT DOES NOT RESULT IN CRIMINAL OR CIVIL PROSECUTION, CAN IRREPARABLY DAMAGE THE FIRM’S REPUTATION AND AN INDIVIDUAL’S CAREER. IT IS ESSENTIAL TO AVOID EVEN THE APPEARANCE OF IMPROPRIETY.

The Firm has adopted policies and procedures with respect to material non public information to avoid even the appearance of improper conduct on the part of any Employee (not just so-called insiders). These policies and procedures can be found in the Firm’s compliance manual and are incorporated by reference and considered a part of this Code. It is critical that all Employees read and understand such policies and procedures.

1.8.	Outside Directorships and Activities

Employees may not serve on the board of directors of any public or private company prior to a determination by the CCO that such service would be consistent with the interest of the investors in our clients. Therefore, all Employees desiring to serve on boards must obtain the prior authorization of the CCO, which authorization shall be at his sole discretion and may be subject to certain terms and conditions concerning such service. Notwithstanding the foregoing, Employees may serve on the boards of not-for-profit or charitable organizations without the prior consent of the CCO.

Without the prior approval of the CCO, no Employee may engage in any outside business activities that may give rise to conflicts of interest or the appearance of conflicts of interest or otherwise jeopardize the integrity or reputation of the Firm, its affiliates and our clients they manage. Although the Firm does not require approval of outside activities undertaken by family members, an Employee must contact the CCO if he or she believes that any such outside activities may raise or appear to raise a conflict of interest in connection with his or her employment or the business activities of the Firm or one of our affiliates.

Without the approval of the CCO, an Employee shall not:

●	Be employed or compensated by any other entity;

●	Have active involvement in any other business including part-time, evening or weekend employment;

●	Hold a seat in public office, or commit to a candidacy or a formal position on a campaign committee; or

●	Operate a fund or sponsor or participate in an association or group formed to invest in securities (e.g., an investment club).

1.9.	Conflicts of Interest

Although this Code of Ethics contains certain restrictions that are designed to avoid conflicts of interest, it does not address all potential conflicts of interest. Each Employee is required to promptly report to the CCO any matters involving such Employee, his/her family members or the Firm that is, or might reasonably be seen to be, in conflict with the interests of a client of the Firm.

1.10.	Political Contributions Policy

The Firm maintains a policy regarding political contributions to facilitate compliance with Rule 206(4)-5 under the Advisers Act (the “Pay-to-Play Rule”) and similar regulations that have been or may be adopted by certain states. This policy can be found in the Firm’s compliance manual and is incorporated by reference and considered a part of this Code. It is critical that all Employees read and understand such policy.

1.11.	Confidentiality under the Code

All reports, questionnaires, account statements and any other information collected or received by the Firm pursuant to this Code shall be kept confidential except to the extent that disclosure may be required by regulatory authorities or judicial subpoena, or desired in connection with enforcement of this Code and/or an internal or external audit of compliance procedures initiated by the Firm

1.12.	Records under the Code

The CCO or his designee shall maintain records with respect to this Code in accordance with its books and records policy.

1.13.	Other Matters.

The CCO has the authority to grant written waivers of the provisions of this Code in appropriate instances. The CCO shall have the authority to request additional information from one or more Employees concerning their compliance with this Code. Any such written waivers shall be maintained by the CCO in a file.

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